December 21, 2010

U.S Securities & Exchange Commission
Division of Corporation Finance
Attention: Jeff Jaramillo
Washington, D.C. 20549

Re:	JBI, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 31, 2010
Amendment No.1 to Form 10-Q for the periods ended September 30, 2009, March 31, 2010
Amendment No.1 to Form 10-K for the Period Ended December 31, 2009
File No. 000-52444

Dear Mr. Jaramillo:

We represent JBI, Inc. (“JBI” or, the “Company,” “we,” “us,” or “our”).  By letter dated December 13, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Ameded Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) and the Company’s Amended Form 10-Q for the quarterly period ended September 30, 2009. We are in receipt of your letter and the following are responses.

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Refer to our prior comment 1. We note that the financial information presented in your comparative balance sheet for the period ended December 31, 2008 and in your comparative consolidated statements of operations and statements of cash flows for the periods ended September 30, 2008 have also been revised from that presented in your September 30, 2009 Form 10-Q filed November 16, 2009. Please explain to us why you did not label the referenced columns “restated” and include all disclosures required under paragraphs 7 – 10 of FASB ASC 250-10-50 after the correction of the errors in your comparative financials statements. In a related matter, tell us where this filing discloses the per share impact of the error corrections on your September 30, 2009 interim periods.

Response: The financial information presented in the comparative balance sheet for the period ended December 31 2008 and in the comparative consolidated statements of operations and cash flows for the periods ended September 30 2008 presented in our September 30 2009 form 10Q filed November 16 2009 should have been labelled “restated” and should have included the disclosures in FASB ASC 250-10-50. The amounts in that filing do not agree with the original filings for those periods. We have amended that filing to show the correct and un-restated amounts.

In the amended Form 10Q the amounts presented on the comparative balance sheet for the period ended December 31 2008 are correctly presented as previously filed on the Form 10K filed on 3/31/2009. The amounts have not been restated. The amounts presented in the comparative consolidated statements of operations and cash flows for the periods ended September 30 2008 also correctly show the amounts originally shown on our Form 10Q for that period filed on 11/19/2008. Those amounts have also not been restated. Data relating to the impact per-share of this financial statement can be found on page 4 of the financial report in question by the SEC."

For all other comments please review the amended 10K/A filed on December 16, 2010 with the SEC.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gary S. Eaton
       Gary S. Eaton

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